UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016

Commission File Number: 001-37423

Biotie Therapies Oyj

(Exact name of registrant as specified in its charter)

Biotie Therapies Corp.

(Translation of registrant’s name into English)

Joukahaisenkatu 6, FI-20520

Turku, Finland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	☒

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number 333-206484) of Biotie Therapies Corp. (the “Company”) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On January 19, 2016, the Company entered into a Combination Agreement (the “Combination Agreement”) with Acorda Therapeutics, Inc., a Delaware corporation (“the Offeror”). Pursuant to the terms of the Combination Agreement, the Offeror will offer to acquire all of the outstanding shares, American Depositary Shares (“ADS”), options, restricted unit awards and warrants (collectively, the “Equity Interests”) in the Company through a public tender offer (the “Tender Offer”), and, if necessary, through subsequent compulsory redemption proceedings in accordance with the Finnish Companies Act (together with the Tender Offer, the “Transaction”).

Pursuant to the terms and conditions of the Combination Agreement, the consideration offered by the Offeror for all issued and outstanding shares, ADSs, options, restricted unit awards and warrants of the Company in the Transaction is (i) EUR 0.2946 in cash per share, (ii) EUR 23.5680 in cash per ADS, (iii) various prices for the options and restricted unit awards depending on their exercise price and (iv) EUR 0.1664 in cash per warrant, representing an aggregate equity purchase price of approximately EUR 334 million (or approximately $363 million) based on the average exchange rate from the last 5 trading days to January 15, 2016 of 1.0864 USD to 1.00 EUR.

The consummation of the Transaction is subject to certain customary conditions, including, among others, (i) the valid tender to (or other acquisition by) the Offeror of at least 90 percent of the issued and outstanding shares and voting rights of the Company on a fully diluted basis, (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and (iii) the Combination Agreement not having been terminated.

Consummation of the Transaction is not conditioned on the Offeror’s receipt of any financing. The consummation of the Tender Offer is expected to occur in the first or second quarter of 2016 and the consummation of the Transaction is expected to occur in the third quarter of 2016.

Each of the Company and the Offeror has made customary representations and warranties in the Combination Agreement.

The Combination Agreement includes certain customary termination provisions. In particular, the Combination Agreement may be terminated with immediate effect at any time prior to closing (i) by the Company if the Company’s board of directors has cancelled or changed its recommendation concerning the Transaction in compliance with the provisions of the Combination Agreement, (ii) by the Offeror if the Company’s board of directors has cancelled or changed its recommendation concerning the Transaction in a manner detrimental to the Offeror or (iii) by either party if the closing of the Transaction has not occurred by June 19, 2016 (except where the failure of the transaction to close by such date resulted from such party’s breach of the Combination Agreement). The Combination Agreement also provides for the Company to pay to the Offeror a termination fee of USD 4,500,000 as compensation for the Offeror’s reasonable costs if the Combination Agreement is, as a result of a competing offer or competing proposal, terminated by the Company or the Offeror in connection with a cancellation or change of the recommendation of the Company’s board of directors concerning the transaction.

The Combination Agreement is governed by and construed in accordance with the laws of Finland.

Certain of the Company’s shareholders and ADS holders representing in total approximately 59 percent of the outstanding shares and votes (on a fully diluted basis) in the Company have subject to certain customary conditions irrevocably undertaken to accept the Tender Offer. This includes all the holders of Company warrants and members of the management team of the Company, who have subject to certain customary conditions irrevocably undertaken to tender their equity instruments into the Tender Offer. Each of the undertakings will terminate upon certain customary termination events, including in the event the Combination Agreement is terminated.

The foregoing description of the Combination Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Combination Agreement, a copy of which is attached hereto as Exhibit 99.1 and the terms of which are incorporated herein by reference. The Combination Agreement has been included to provide investors and securityholders with information regarding its terms. It is not intended to be a source of financial, business or operational information, or provide any other factual information, about the Company, the Offeror or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Combination Agreement are made only for purposes of such agreement; are as of specific dates; are solely for the benefit of the parties thereto (except as specifically set forth therein); may be subject to limitations agreed upon by the parties thereto, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties, instead of establishing these matters as facts; and may be subject to standards of materiality and knowledge applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or the Offeror or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Combination Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures or public disclosures concerning the Offeror.

On January 19, 2016, the Company issued a stock exchange release announcing entry into the Combination Agreement, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

SOME OF THE STATEMENTS CONTAINED IN THIS ANNOUNCEMENT ARE FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING THE EXPECTED CONSUMMATION OF THE ACQUISITION, WHICH INVOLVES A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING THE SATISFACTION OF CLOSING CONDITIONS FOR THE ACQUISITION, SUCH AS REGULATORY APPROVAL FOR THE TRANSACTION AND THE TENDER OF AT LEAST 90% OF THE OUTSTANDING SHARES AND VOTING RIGHTS OF THE COMPANY, FULLY DILUTED FOR THE OUTSTANDING OPTIONS, UNITS AND WARRANTS, THE POSSIBILITY THAT THE TRANSACTION WILL NOT BE COMPLETED AND OTHER RISKS AND UNCERTAINTIES DISCUSSED IN THE COMPANY’S PUBLIC FILINGS WITH THE SEC, INCLUDING THE “RISK FACTORS” SECTION OF THE COMPANY’S REGISTRATION STATEMENT ON FORM F-1 (NO. 333-204147), AS WELL AS THE TENDER OFFER DOCUMENTS TO BE FILED BY THE OFFEROR AND THE SOLICITATION/RECOMMENDATION STATEMENT TO BE FILED BY THE COMPANY. THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS, AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE STATEMENTS. THESE STATEMENTS ARE GENERALLY IDENTIFIED BY WORDS OR PHRASES SUCH AS “BELIEVE”, “ANTICIPATE”, “EXPECT”, “INTEND”, “PLAN”, “WILL”, “MAY”, “SHOULD”, “ESTIMATE”, “PREDICT”, “POTENTIAL”, “CONTINUE” OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. IF UNDERLYING ASSUMPTIONS PROVE INACCURATE OR UNKNOWN RISKS OR UNCERTAINTIES MATERIALIZE, ACTUAL RESULTS AND THE TIMING OF EVENTS MAY DIFFER MATERIALLY FROM THE EXPECTED RESULTS AND/OR TIMING DISCUSSED IN THE FORWARD-LOOKING STATEMENTS, AND YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE STATEMENTS. THE OFFEROR AND THE COMPANY DISCLAIM ANY INTENT OR OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF DEVELOPMENTS OCCURRING AFTER THE PERIOD COVERED BY THIS ANNOUNCEMENT OR OTHERWISE.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THE TENDER OFFER FOR THE OUTSTANDING SHARES, AMERICAN DEPOSITARY SHARES, WARRANTS AND OTHER OUTSTANDING EQUITY INSTRUMENTS IN THE COMPANY (THE “OFFER”) HAS NOT BEEN COMMENCED. THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL COMPANY SECURITIES. THE SOLICITATION AND OFFER TO BUY COMPANY SECURITIES WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS. AT THE TIME THE OFFER IS COMMENCED, THE OFFEROR WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) AND THEREAFTER, THE COMPANY WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND

RELATED MATERIALS WILL BE FILED BY THE OFFEROR AND THE COMPANY WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY THE OFFEROR AND THE COMPANY WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. INVESTORS AND SECURITY HOLDERS MAY ALSO OBTAIN FREE COPIES OF THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC BY THE COMPANY AT WWW.BIOTIE.COM.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTIE THERAPIES CORP.

By:	/s/ David Cook
	Name:	David Cook
	Title:	Chief Financial Officer

Date: January 19, 2016

EXHIBIT INDEX

Exhibit Number	Description
99.1	Combination Agreement, dated as of January 19, 2016, between Acorda Therapeutics, Inc. and Biotie Therapies Corp.

99.2	Stock Exchange Release issued by Biotie Therapies Corp. on January 19, 2016.